UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Compellent Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
20452A 10 8
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS El Dorado Ventures VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		2,126,264

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,126,264

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,126,264

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.71%

12	TYPE OF REPORTING PERSON

	PN

Page 2 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS El Dorado Technology ‘01, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		64,849

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,849

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	64,849

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.20%

12	TYPE OF REPORTING PERSON

	PN

Page 3 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS El Dorado Venture Partners VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		2,191,113*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,191,113*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,191,113*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.92%

12	TYPE OF REPORTING PERSON

OO
* Includes 2,126,264 shares held by El Dorado Ventures VI, L.P. (“EDV VI”) and 64,849 shares held by El Dorado Technology ‘01, L.P. (“EDT ‘01”). The Reporting Person is the general partner of EDV VI and EDT ‘01.

Page 4 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Charles Beeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		45,084*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,191,113**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,084*

WITH:	8	SHARED DISPOSITIVE POWER

2,191,113**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,236,197* **

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.05%

12	TYPE OF REPORTING PERSON

IN
* Includes 45,084 shares which may be acquired within 60 days of December 31, 2009.
** Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is a managing member of El Dorado Venture Partners VI, LLC (“EDVP VI”), the general partner of EDV VI and EDT ‘01.

Page 5 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Thomas Peterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,191,113*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,191,113*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,191,113*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.92%

12	TYPE OF REPORTING PERSON

	IN
* Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is a managing member of EDVP VI, the general partner of EDV VI and EDT ‘01.

Page 6 of 11 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS M. Scott Irwin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,191,113*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,191,113*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,191,113*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.92%

12	TYPE OF REPORTING PERSON

	IN
* Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is a managing member of EDVP VI, the general partner of EDV VI and EDT ‘01.

Page 7 of 11 Pages

Item 1.
(a)	Name of Issuer
Compellent Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices
7625 Smetana Lane
Eden Prairie, MN 55344
Item 2.
(a)	Name of Person Filing
El Dorado Ventures VI, L.P. (“EDV VI”)
El Dorado Technology ‘01, L.P. (“EDT ‘01”)
El Dorado Venture Partners VI, LLC (“EDVP VI”)
Charles Beeler
Thomas Peterson
M. Scott Irwin
(b)	Address of Principal Business Office or, if none, Residence
2440 Sand Hill Road, Ste. 200
Menlo Park, CA 94025
(c)	Citizenship

Entities:	EDV VI — California
EDT ‘01 — California
EDVP VI — California

Individuals:	Charles Beeler — United States
Thomas Peterson — United States
M. Scott Irwin — United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
20452A 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Page 8 of 11 Pages

Item 4. Ownership

	EDV VI	EDT ‘01	EDVP VI(1)
(a) Beneficial Ownership	2,126,264	64,849	2,191,113
(b) Percentage of Class	6.71%	0.20%	6.92%
(c) Sole Voting Power	2,126,264	64,849	2,191,113
Shared Voting Power	-0-	-0-	-0-
Sole Dispositive Power	2,126,264	64,849	2,191,113
Shared Dispositive Power	-0-	-0-	-0-

	Charles	Thomas
	Beeler(2)(3)	Peterson(2)	M. Scott Irwin(2)
(a) Beneficial Ownership	2,236,197	2,191,113	2,191,113
(b) Percentage of Class	7.05%	6.92%	6.92%
(c) Sole Voting Power	45,084	-0-	-0-
Shared Voting Power	2,191,113	2,191,113	2,191,113
Sole Dispositive Power	45,084	-0-	-0-
Shared Dispositive Power	2,191,113	2,191,113	2,191,113

(1)	Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is the general partner of ED VI and EDT ‘01.

(2)	Includes 2,126,264 shares held by EDV VI and 64,849 shares held by EDT ‘01. The Reporting Person is a managing member of EDVP VI, the general partner of EDV VI and EDT ‘01.

(3)	Includes 45,084 shares which may be acquired within 60 days of December 31, 2009.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of a Group
Not applicable.
Item 10. Certification
Not applicable.

Page 9 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2010

EL DORADO VENTURES VI, L.P.		EL DORADO TECHNOLOGY ‘01, L.P.

By:	El Dorado Venture Partners VI, LLC	By:	El Dorado Venture Partners VI, LLC
	its general partner		its general partner

By:	/s/ Charles Beeler Managing Member	By:	/s/ Charles Beeler Managing Member

EL DORADO VENTURE PARTNERS VI, LLC

By:	/s/ Charles Beeler Managing Member

/s/ Charles Beeler Charles Beeler

/s/ Thomas Peterson Thomas Peterson

/s/ M. Scott Irwin M. Scott Irwin

Page 10 of 11 Pages

EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Compellent Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February, 2010.

EL DORADO VENTURES VI, L.P.		EL DORADO TECHNOLOGY ‘01, L.P.

By:	El Dorado Venture Partners VI, LLC	By:	El Dorado Venture Partners VI, LLC
	its general partner		its general partner

By:	/s/ Charles Beeler Managing Member	By:	/s/ Charles Beeler Managing Member

EL DORADO VENTURE PARTNERS VI, LLC

By:	/s/ Charles Beeler Managing Member

/s/ Charles Beeler Charles Beeler

/s/ Thomas Peterson Thomas Peterson

/s/ M. Scott Irwin M. Scott Irwin

Page 11 of 11 Pages